Exhibit 99.1

Vertical Aerospace Announces First Half-Year 2022 Results

Company Issues Shareholder Letter

London, UK & New York, USA | 8 August 2022 – Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the six months ended June 30, 2022. The Company has also issued a shareholder letter discussing its operating results and management commentary, which is posted to its investor relations website at investor.vertical-aerospace.com.

Stephen Fitzpatrick, Vertical Founder and CEO, said: “I am delighted to share that we have reached a critical engineering milestone by completing the build of our full-scale VX4 prototype, and we have now begun putting it through its paces for an intensive, multi-month flight test programme. I am grateful for the efforts of our amazing team, and for our outstanding partners that have got us to this point as we continue to leverage their deep sector expertise to build, fly and industrialise our aircraft to revolutionise the way we travel.

In the last quarter, we have expanded our pre-order book to more than 1,400 and announced new VX4 applications in emergency medical services, cargo and business aviation, with Babcock and FLYINGGROUP. We have also secured an industry first with American Airlines' commitment to place a pre-delivery payment for the delivery slots of their first 50 VX4s, out of a possible 350. The outlook for eVTOLs and Vertical has never looked better, and we look forward to providing our shareholders with more news on our piloted flight.”

First Half-Year 2022 and Recent Operational Highlights

-

Completed the build of the full-scale VX4 Prototype. The VX4 Prototype, as part of its intensive flight test programme, has conducted a series of ground tests and is expected to begin flying over the summer.

-

Enhanced Vertical’s collaborative industrial partnership ecosystem by entering into a strategic partnership with Molicel, a leading manufacturer of lithium-Ion cells, for the supply of high-power, low-impedance, cylindrical battery cells for the VX4 battery pack.

-

Strengthened Vertical’s leadership team by welcoming Mike Flewitt, former Chief Executive Officer of McLaren Automotive Ltd and VP Manufacturing of Ford Europe, to the Board of Directors as an independent non-executive director.

-

Secured 50 new pre-orders for the VX4 from business aviation operator FLYINGGROUP; announced a new partnership with Babcock for emergency medical services and logistics application of the VX4, and received a commitment from American Airlines to make a pre-delivery payment to secure delivery slots for the first 50 VX4s of their conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft.

-

Secured concurrent validation of the VX4 between European Union Aviation Safety Agency (“EASA”) and the UK’s Civil Aviation Authority (“CAA”) on the same SC-VTOL certification basis, which we believe will enable rapid deployment of the VX4 across multiple markets.

First Half-Year 2022 and Recent Financial Highlights

-

During the first half of 2022 Vertical invested in the build of the VX4 Prototype, the development of its test and certification activities and in the people, systems and processes to support the company.

-	Vertical reported a net operating loss of ≤39m for the six months ended June 30, 2022, compared to a net loss of ≤22m for the six months ended June 30, 2021.

-

As of June 30, 2022, Vertical had cash and cash equivalents of £158m. Vertical expects that its existing cash and cash equivalents will enable Vertical to fund its operating expenses and capital expenditure requirements for at least the next 12 months.

-	In August 2022, to support ongoing capital requirements, Vertical established an equity subscription line with Nomura, which will allow Vertical to issue up to $100 million in new ordinary shares. This facility is intended to provide flexibility around the timing of issuing new stock to minimise dilution.

Financial Outlook

-	The 2022 capital plan continues to remain on track, with net cash outflows to be used in operating activities in the second half of the year expected to be between £40m and £50m.

The above forward-looking statements reflect our expectations for the six months ending December 31, 2022 as of August 8, 2022, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past six years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification allows for a lean cost structure and enables production at scale. Vertical has a market-leading pre-order book by value for more than 1,400 aircraft from global customers creating multiple potential near term and actionable routes to market. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Iberojet and FLYINGGROUP, as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holding and AirAsia. Vertical’s ordinary shares listed on the NYSE in December 2021 under the ticker “EVTL”. Find out more: vertical-aerospace.com

About the VX4 eVTOL Aircraft

The piloted zero operating emissions four-passenger VX4, is projected to be capable of travelling distances over 100 miles, achieving top speeds of over 200mph, while producing minimal noise and has a low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: vertical-aerospace.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of the VX4 and related timelines, expectations surrounding pre-orders and commitments, Vertical’s differential strategy compared to its peer group, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, the sufficiency of Vertical’s cash and cash equivalents to fund operations, expected financial performance and operational performance for the fiscal year ending December 31, 2022, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: Vertical’s limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; Vertical’s history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected; the potential inability of Vertical to obtain the necessary certifications on the timelines projected; any accidents or incidents involving eVTOL aircraft could harm Vertical’s business; Vertical’s dependence on partners and suppliers for the components in its aircraft and for operational needs; the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders Vertical has received for its aircraft are not legally binding, conditional and may be terminated without penalty at any time by either party, and if these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, Vertical’s business, results of operations, liquidity and cash flow will be materially adversely affected; any potential failure by Vertical to effectively manage its growth; the impact of COVID-19 on Vertical’s business; Vertical has identified material weaknesses in its internal controls over financial reporting and may be unable to remediate the material weaknesses; Vertical's dependence on our senior management team and other highly skilled personnel; as a foreign private issuer Vertical follows certain home country corporate governance rules, is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2022, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

	H1’2022	H1’2021
	£ 000	£ 000
Revenue	—	66
Cost of sales	—	(25)
Gross profit	—	41
Research and development expenses	(19,396)	(7,747)
Administrative expenses	(23,466)	(23,890)
Related party administrative expenses	—	(127)
Other operating income	3,407	9,686
Operating loss	(39,455)	(22,037)
Finance income	42,497	—
Finance costs	(20,063)	(37)
Related party finance costs	—	(483)
Net finance income/(costs)	22,434	(520)
Loss before tax	(17,021)	(22,557)
Income tax expense	—	—
Net loss for the period	(17,021)	(22,557)
Foreign exchange translation differences	9,482	—
Total comprehensive loss for the period	(7,539)	(22,557)

Unaudited Condensed Consolidated Interim Statement of Cashflows

	H1’2022	H1’2021
	£ 000	£ 000
Cash flows from operating activities
Net loss for the period	(17,021)	(22,557)
Adjustments to cash flows from non-cash items:
Depreciation and amortization	832	330
Depreciation on right of use assets	189	70
Finance (income)/costs	(22,434)	37
Related party finance costs	—	483
Share based payment transactions	7,294	16,815
Net exchange differences	4,694	—
Income tax expense	—	(4)
	(26,446)	(4,826)
Working capital adjustments:
(Increase) in trade and other receivables	(1,499)	(7,654)
(Decrease)/increase in trade and other payables	(30,442)	2,160
Net cash flows used in operating activities	(58,387)	(10,320)
Cash flows from investing activities
Acquisitions of property plant and equipment	(167)	(147)
Acquisition of intangible assets	(393)	(349)
Net cash flows used in investing activities	(560)	(496)
Cash flows from financing activities
Proceeds from convertible loan notes	—	25,000
Proceeds from related party borrowings	—	2,208
Payments to lease creditors	(235)	(87)
Net cash flows (used)/generated from financing activities	(235)	27,121
Net (decrease)/increase in cash at bank	(59,182)	16,305
Cash at bank as at January 1	212,660	839
Effect of foreign exchange rate changes	4,074	—
Cash at bank as at June 30	157,552	17,144

Unaudited Condensed Consolidated Interim Statement of Financial Position

	30 June	31 December
	2022	2021
	£ 000	£ 000
Non-current assets
Property, plant and equipment	1,738	1,834
Right of use assets	2,112	1,969
Intangible assets	4,028	4,208
	7,878	8,011
Current assets
Trade and other receivables	14,157	12,658
Cash at bank	157,552	212,660
	171,709	225,318
Total assets	179,587	233,329
Equity
Share capital	16	16
Other reserve	80,271	63,314
Share premium	249,103	248,354
Accumulated deficit	(267,064)	(250,123)
Total equity	62,326	61,561
Non-current liabilities
Lease liabilities	1,683	1,580
Provisions	98	95
Derivative financial liabilities	92,450	112,799
Trade and other payables	6,632	5,975
	100,863	120,449
Current liabilities
Lease liabilities	426	362
Warrant liabilities	6,187	10,730
Trade and other payables	9,785	40,227
	16,398	51,319
Total liabilities	117,261	171,768
Total equity and liabilities	179,587	233,329

- ENDS -

For more information:

Vertical Media

Samuel Emden

nepeanverticalteam@nepean.co.uk

+44 7816 459 904

Vertical Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 (646) 200-8871